FOR IMMEDIATE RELEASE
                                                                    May 26, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500

 Advantest determines the amount of remuneration in connection with stock option grants to directors and corporate auditors

Tokyo - May 26, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to submit to its shareholders a proposal to determine the amount of remuneration for granting stock options to directors and corporate auditors. The proposal will be made at the Company's 64th ordinary general meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2006.

1.   Reason for requesting shareholder approval

     The Company has issued stock acquisition rights as stock options to directors and corporate auditors of the Company since 2002 to improve directors' performance and morale, and corporate auditors' awareness of proper auditing. In this manner, the Company aims to promote a management style conscious of increasing shareholder value and to attract and retain outstanding personnel. Before the implementation of the Company Law (Law No.86 of 2005), we requested approval by special resolution at shareholders' meetings for issuance of the stock acquisition rights as stock options on especially favorable terms to persons other than shareholders. But now that the Company Law is in effect, because the stock acquisition rights allocated to directors and corporate auditors as stock options are regarded as remuneration, we request Shareholders' Meeting approval for the determination of the details of remuneration for granting stock options to directors and corporate auditors.

2.   The amount of remuneration for Directors and Corporate Auditors

     Taking into consideration all circumstances, including the grant of stock options up to the present, the amount of remuneration for granting the stock acquisition rights as stock options to directors shall be no more than 700,000,000 yen per fiscal year, in addition to the amount of remuneration approved at the 54th ordinary general meeting of shareholders held on June 27, 1996, and the amount of remuneration for granting the stock acquisition rights as stock options to corporate auditors shall be no more than 50,000,000 yen per fiscal year, in addition to the amount of remuneration approved at the 55th ordinary general meeting of shareholders held on June 27, 1997. The Company may issue the stock acquisition rights to directors and corporate auditors up to such remuneration amount. Stock options will be granted by (i) allocating the stock acquisition rights with a fair value as the subscription price, (ii) providing cash compensation that is equal to the total amount of such subscription price, and (iii) setting off such compensation obligation against the subscription price of the stock acquisition rights. Currently, the number of directors is seven
     (7) and the number of corporate auditors is four (4). However, the number of directors will be nine (9) and the number of corporate auditors will be four (4) if Agenda Item Nos. 3 and 4 are approved without any change.

3.   Details of the stock acquisition rights

(1) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

     The class of shares to be issued or delivered upon exercise of the stock acquisition rights shall be common stock of the Company.

     The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided that if the subscription price per share has been adjusted in accordance with sub-paragraph (3) below, the number of such shares shall be adjusted according to the following formula. This adjustment shall be made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

     Number of shares to be issued or delivered         Total subscription price
     upon exercise of each stock acquisition right =  ----------------------------
                                                      Subscription price per share


(2)  Total number of the stock acquisition rights to be issued

     The total amount of the fair value of the stock acquisition rights to be issued to directors and corporate auditors within one (1) year from the ordinary general meeting of shareholders for each fiscal year, shall not exceed the amount of compensation for granting the stock acquisition rights in paragraph 2 above. The fair value of such stock acquisition rights shall be obtained by multiplying each stock acquisition right by its fair value computed based on the Black Sholes model on the date of allocation.

(3)  Subscription price to be paid upon exercise of each stock acquisition right

     The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (1) above (initially, 100 shares).

     The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of allocation. The Company may determine the subscription price per share for the stock acquisition rights to be issued within one (1) year from the ordinary general meeting of shareholders for a fiscal year to be the same as that for the first stock acquisition rights issued after the ordinary general meeting of shareholders for that fiscal year (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquisition rights issued.

     If, subsequent to the issuance of stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain exceptions, including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events. The Company may determine the subscription price per share for each stock acquisition right issued after such adjustment but within one (1) year from the previous ordinary general meeting of shareholders to be the same as such adjusted subscription price per share.

     (a)  Formula for adjustment in the case of share split or consolidation

         Subscription price per share    =    Subscription price per                       1
               after adjustment               share before adjustment   x   ----------------------------------
                                                                              Ratio of split / consolidation

     (b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price


                                                                              Number of new            Subscription
                                                      Outstanding             shares to be     X     price per share
          Subscription         Subscription            number of    +            issued                to be issued
            price per            price per       x       shares             ----------------------------------------
           share after     =    share before                                          Market price per share
            adjustment           adjustment           --------------------------------------------------------------
                                                        Outstanding number of       +       Number of new shares
                                                             shares                             to be issued


     In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of a disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of".

(4)  Exercise period of the stock acquisition rights

     The exercise period for each stock acquisition right shall be determined by resolution at the meeting of the Board of Directors to approve the issuance of that stock acquisition right, and shall be not more than five (5) years from the day following the date of allocation.

(5)  Other details of the stock acquisition rights

     Details of items described in sub-paragraphs (1) through (4) above and other matters will be determined by resolution at the meeting of the Board of Directors to approve the issuance of the stock acquisition rights.

     (Note) The above terms are subject to approval at the Shareholders' Meeting of the proposal entitled "Determination of the amount of remuneration for granting stock options to directors and corporate auditors".